UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Luokung Technology Corp.

Luokung Technology Corp. Reports

Unaudited Financial Results for the First Six Months of Fiscal Year 2022

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung,” “we” or the “Company”), today announced the unaudited financial results for the six months ended June 30, 2022. The financial statements and other financial information included in this Form 6-K are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2022:

Revenues for the six months ended June 30, 2022 increased 66.0%, to $62,808,438 from $37,826,905 for the six months ended June 30, 2021;

Net loss of $29,858,699 for the six months ended June 30, 2022 as compared to net loss of $26,722,686 for the six months ended June 30, 2021;

Basic and diluted loss per share was $0.08 and $0.09 for the six months ended June 30, 2022 and 2021; and

Weighted average shares outstanding for the six months ended June 30, 2022 were 392,320,125, compared to 307,146,263 for the six months ended June 30, 2021.

“In the first half of the 2022 fiscal year, our revenue was $62.81 million, a 66.0%increase from $37.83 million for the same period of the 2021 fiscal year. Our continued investment in technology has resulted in what we believe is a superior portfolio of products and a competitive edge in the markets in which we operate. We are very pleased with our market growth in 2022, which has enabled us to achieve record revenues during this period. In addition to the growth of our advertising revenue, we have established cutting-edge technologies such as artificial intelligence algorithms in smart transportation (autonomous driving, smart highway, vehicle-road collaboration). the Company’s revenue increased to $4.0 million, or 121.8% compared to the previous period. In addition, the market for smart transportation is anticipated to grow with the advancement of the rising demand to integrate new technologies. In the first half of the 2022 fiscal year, we have made considerable progress in market expansion and in building our customer base for the natural resource asset management segment (carbon neutrality and environmental protection remote sensing data service). As our data service products related to carbon neutralization and peak carbon dioxide emissions are expected to be implemented in many counties in China, and we believe the future growth of this area of the Company’s business is substantial. We expect to build on the positive momentum of the first half of 2022 as additional business orders are executed and delivered in the remainder of the fiscal year” said Mr. Song Xuesong, the Company’s Chief Executive Officer.

Results of Operations - Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue

The Company’s revenues primarily consisted of advertising services, software and services and smart transportation from the Company’s variable interest entities, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd. (“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

Advertising services

Zhong Chuan Rui You and Wave Function derived revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of the advertising services throughout the contract period.

Software and services

SuperEngine generated revenues primarily from the sales of a software license and the provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to customers. Term license fees and royalties are recognized over time throughout the contract period.

Technology support service revenue is recognized over time as the services are performed because customers receive and consume the benefit of the performance of services throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. SuperEngine bills for services performed in accordance with the terms of each contract. SuperEngine recognizes the revenues associated with these professional services as services are delivered to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one time license fees from customers. Revenue is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation and verification test

EMG provides data collection and desensitization for compliance with legal requirements to which system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing are subject. Revenues are derived from the provision of data collection and desensitization services for compliance with legal requirements. Revenues are recognized over time as the services are performed because customer receive and consume the benefit of the performance of services throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for an agreed-upon certain period of time with updates to the map service platform during such contract to certain public sectors and enterprises, to support location-based applications. The map service platform includes map data and software that support certain map applications including display, search, routing and others. Revenues from a map data license for a given period are recognized ratably over time because customers receive and consume the benefit of the map services throughout the contract period.

For the six months ended June 30, 2022, the Company had revenue of $62,808,438, as compared to revenue of $37,826,905 for the six months ended June 30, 2021, an increase of $24,981,533, or 66.0%.

Advertising

For the six months ended June 30, 2022, revenue from advertising was $57,314,720, an increase of $25,681,543, or 81.2%, from $31,633,177 for the six months ended June 30, 2021. The increase was mainly due to the integration and continuous improvement of geographic information points of interest (POI), characteristic areas of interest (AOI) and other data with AI algorithms, which subsequently improved advertising conversion to meet a growing customer base and increased demand.

Software and services

For the six months ended June 30, 2022, revenue from sales of remote sensing and GIS data management service platform software and services decreased to $1,493,824, a decrease of $2,895,087, or 66.0%, from $4,388,912 for the six months ended June 30, 2021.

Smart transportation

For the six months ended June 30, 2022, revenue from smart transportation was $3,999,894, an increase of $2,195,078, or 121.6%, from $1,804,816 for the six months ended June 30, 2021.

Operating costs and expenses

The Company’s operating costs and expenses consisted of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues increased by 58.4% to $54,394,462 for the six months ended June 30, 2022 from $34,341,999 for the six months ended June 30, 2021.

The cost of revenues primarily consisted of traffic acquisition costs and salary and benefit expenses. The Company’s traffic acquisition costs may vary due to a number of factors, including scale, targeted audience and the geography of traffic.

Included in salary and benefit expenses are those for employees directly involved in data collection and processing, direct production costs, which are primarily comprised of field survey-related costs and hard disk materials costs, and depreciation of facilities and equipment used in data collection and processing.

Selling and marketing expense

The Company’s selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $3,719,654 for the six months ended June 30, 2022, as compared to $2,343,601 for the six months ended June 30, 2021, an increase of $1,376,053 or 58.7%. The increase was primarily attributable to an increase in salaries of approximately $1,688,000 due to an increase in headcount of marketing personnel, offset by a decrease in marketing and advertising expenses of approximately $436,000.

General and administrative expense

The Company’s general and administrative expenses consisted primarily of salaries and benefits for the Company’s general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $7,883,232 for the six months ended June 30, 2022, as compared to $14,866,329 for the six months ended June 30, 2021, a decrease of $6,983,097 or 47.0%. The decrease was primarily attributable to a decrease in consulting fees of approximately $4,599,000, a decrease in legal and professional fees of approximately $1,761,000 and a decrease in impairment loss of accounts and other receivables of approximately $4,606,000, offset by an increase in salaries and share-based compensation of approximately $3,371,000.

Research and development expenses

Research and development expenses primarily consisted of salaries and benefits for research and development personnel.

Research and development expenses totaled $24,961,934 for the six months ended June 30, 2022, as compared to $11,379,986 for the six months ended June 30, 2021, an increase of $13,581,948 or 119.3%. The increase was primarily attributable to an increase in salaries and share based compensation of approximately $13,160,000 due to an increase in headcount of staff in the research and development department.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2022, loss from operations amounted to $28,150,844 as compared to loss from operations of $25,105,010 for the six months ended June 30, 2021, an increase of $3,045,834, or 12.1%.

Other income/expense

Other income/expense primarily included interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2022, other expense, net, amounted to $1,257,134 as compared to other expense, net, of $1,901,065 for the six months ended June 30, 2021, a decrease of $643,931, or 33.9%, which was primarily attributable to an increase in interest income of approximately $358,000, an increase in other income of approximately $324,000 and a decrease in foreign currency transaction loss of approximately $38,000.

Net loss

As a result of the factors described above, the Company’s net loss was $28,859,097 for the six months ended June 30, 2022, compared to net loss of $26,722,686 for the six months ended June 30, 2021, an increase of $2,136,411 or 8.0%.

Foreign currency translation adjustment

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s parent company and subsidiaries (LK Technology, MMB and Mobile Media) is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries incorporated in China are translated to U.S. dollars using period end exchange rates for assets and liabilities, and average exchange rates (for the period) for revenue, costs and expenses. Net gains and losses resulting from foreign exchange transactions are included in the Company’s consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation gain of $5,181,476 for the six months ended June 30, 2022, as compared to a foreign currency translation gain of $61,902 for the six months ended June 30, 2021. This non-cash gain had the effect of decreasing the Company’s reported comprehensive loss.

Comprehensive loss

As a result of the Company’s foreign currency translation adjustment, the Company’s had comprehensive loss for the six months ended June 30, 2022 of $23,677,621, compared to comprehensive loss of $26,660,784 for the six months ended June 30, 2021.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. The Company historically relied on cash flow provided by operations and financing to provide its working capital. At June 30, 2022 and December 31, 2021, the Company had cash balances of approximately $1,009,091 and $16,443,929, respectively. A significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in the Company’s operations in the PRC.

The following table sets forth a summary of changes in the Company’s working capital from December 31, 2021 to June 30, 2022:

	June 30, 2022	December 31, 2021	Change	Percentage Change
Working capital deficit:
Total current assets	$52,265,449	$57,726,014	$5,460,565	(9.5)%
Total current liabilities	107,376,815	101,708,506	5,668,309	5.6%
Working capital deficit:	$(55,111,366)	$(43,982,492)	$(11,128,874)	25.3%

The Company’s working capital deficit increased by $11,128,874 to a working capital deficit of $55,111,366 at June 30, 2022 from $43,982,492 at December 31, 2021. This increase in working capital deficit is primarily attributable to a decrease in cash of approximately $15,435,000, a decrease in accounts receivable of approximately $7,759,000, a decrease in notes receivable of approximately $571,000 and an increase in accrued liabilities and other payables of approximately $6,220,000, offset by an increase in other receivables of approximately $18,320,000.

The Company had incurred negative cash flows from operating activities and net losses for the six months ended June 30, 2022, which raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue as a going concern and mitigate our liquidity risk, the Company will need additional capital resources, among other things. Management’s plans to obtain such resources for the Company include (1) obtaining more sales contracts, (2) increasing proceeds from loans from both unrelated and related parties to provide the resources necessary to fund the development of our business plan and operations, and (3) increasing proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS for various industries in China. Backed by its proprietary technologies and expertise in multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report of Foreign Private Issuer of Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on May 17, 2022, and the Company’s subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2022	2021
Assets
Current assets:
Cash	$1,009,091	$16,443,929
Restricted cash	335,847	351,334
Accounts receivable, net of allowance for expected credit losses	6,044,852	13,803,367
Other receivables and prepayment	44,744,780	26,455,037
Notes receivable	100,879	672,347
Total current assets	52,265,449	57,726,014
Non-current assets:
Property and equipment, net	4,522,148	5,582,480
Intangible assets, net	95,352,366	102,885,017
Goodwill	81,770,963	81,770,963
Investment	431,712	438,647
Right-of-use assets	3,402,311	4,484,843
Other assets	4,862,256	4,155,236
Other receivables, net (long term)	9,392,576	8,145,659
Total non-current assets	199,734,332	207,462,845
TOTAL ASSETS	251,999,781	265,188,859
Liabilities
Current liabilities:
Accounts payable	8,020,057	9,192,619
Accrued liabilities and other payables	95,578,160	89,358,279
Contract liabilities	1,616,793	1,575,067
Lease liabilities – current portion	1,600,385	1,446,823
Amounts due to related parties	561,420	135,718
Total current liabilities	107,376,815	101,708,506
Non-current liabilities:
Lease liabilities – non-current portion	1,943,653	3,064,357
Deferred tax liabilities	2,344,811	2,900,999
Accrued liabilities and other payables	3,483,574	3,666,995
Total non- current liabilities	7,772,038	9,632,351
TOTAL LIABILITIES	115,148,853	111,340,857

Commitments and contingencies

Mezzanine equity
Redeemable preferred shares, $ 0.01 par value, 21,794,872 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021	217,949	217,949

Shareholders’ Equity

Share capital
Preferred shares, $0.01 par value; 1,000,000 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021	10,000	10,000
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 401,042,224 and 385,542,224 shares issued and outstanding at June 30, 2022 and December 31, 2021	4,010,422	3,855,422
Additional paid-in capital	333,338,453	326,309,353
Accumulated deficit	(213,861,090)	(182,710,276)
Accumulated other comprehensive income	3,920,973	(1,592,762)
Total equity attributable to owners of the company	127,636,707	146,089,686
Non-controlling interest	9,214,221	7,758,316

Total Shareholders’ Equity	136,850,928	153,848,002

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$251,999,781	$265,188,859

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2022	2021

Revenues	$62,808,438	$37,826,905
Less: Operating costs and expenses:
Cost of revenues	54,394,462	34,341,999
Selling and marketing	3,719,654	2,343,601
General and administrative	7,883,232	14,866,329
Research and development	24,961,934	11,379,986
Total Operating costs and expenses	90,959,282	62,931,915
Loss from operations	(28,150,844)	(25,105,010)
Other income (expense):
Interest expense	(1,834,958)	(2,192,752)
Foreign exchange losses, net	(111,294)	(73,128)
Other income, net	689,118	364,815
Total other expense, net	(1,257,134)	(1,901,065)
Loss before income taxes	(29,407,978)	(27,006,075)
Income tax credit	548,881	283,389
Net loss	$(28,859,097)	$(26,722,686)
Less: Net loss attributable to the non-controlling interest	(1,914,052)	(920,641)
Net loss attributable to owners of the Company	$(30,773,149)	$(27,643,327)
Comprehensive loss:
Net loss	(28,859,097)	(26,722,686)
Other comprehensive income:
Foreign currency translation adjustment	5,181,476	61,902
Comprehensive loss	$(23,677,621)	$(26,660,784)
Less: Comprehensive profit (loss) attributable to the non-controlling interest	332,259	(10,084)
Comprehensive loss attributable to owner of the company	$(23,345,362)	$(26,670,868)
Net loss per ordinary share:
Basic and Diluted	$(0.08)	$(0.09)

Weighted average number of ordinary shares outstanding Basic and Diluted	392,320,125	307,146,263

Attached hereto and incorporated herein is the Registrant’s press release issued on December 27, 2022, titled “Luokung Announces Financial Results for First Half 2022, Reports Record Revenues of Approximately $62.8 Million for the Period.”

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release of Luokung Technology Corp. dated December 27, 2022, announcing its first half 2022 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date: December 27, 2022	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer